BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee,
Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211
                                       February 14, 1997



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
           General Motors Corporation - Class H


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing

submission through the EDGAR-Link System software, by E-

Mail confirmation.

                                   Sincerely,

                                   Linda Assali





Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of
                   1934 (Amendment No.  5 )*

                General Motors Corporation
          ______________________________________
          _
                      NAME OF ISSUER:
         Common Stock - Class H (Par Value
          $0.10)
          _____________________________________
          __
                         TITLE OF CLASS OF
                         SECURITIES 370442501
          _____________________________________
                       __ CUSIP NUMBER

     Check the following box if a fee is being paid with
     this statement [ ].  (A fee is not required only if
     the filing person: (1) has a previous statement on
     file reporting beneficial ownership of more than
     five percent of the class of securities described in
     Item 1; and (2) has filed no amendment subsequent
     thereto reporting beneficial ownership of five
     percent or less of such class.) (See Rule 13d-7.)
     *The remainder of this cover page shall be filled
     out for a reporting person's initial filing on this
     form with respect to the subject class of
     securities, and for any subsequent amendment
     containing information which would alter the
     disclosures provided in a prior cover page.
     The information required in the remainder of this
     cover page shall not be deemed to be "filed" for the
     purpose of Section 18 of the Securities Exchange Act
     of 1934 ("Act") or otherwise subject to the
     liabilities of that section of the Act but shall be
     subject to all other provisions of the Act (however,
     see the Notes).
            (Continued on following page(s))
                     Page 1 of 8 Pages
CUSIP No. 370442501                     Page 2 of 8
Pages


1.NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, As Trustee for various trusts, and employee benefit plans, and investment advisor. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

 Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations

 NUMBER OF     5. SOLE VOTING POWER

  SHARES         Bankers Trust Company        258,576
shares


BENEFICIALLY   6. SHARED VOTING POWER

   OWNED BY        Bankers Trust Company             36
                          shares


  EACH         7. SOLE DISPOSITION POWER

REPORTING        Bankers Trust Company        710,053
shares


 PERSON        8. SHARED DISPOSITION POWER

  WITH           Bankers Trust Company             72
shares


CUSIP No. 370442501                     Page 3 of 8 Pages
9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                 Bankers Trust Company        710,125
shares
10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [X]
11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 Bankers Trust Company           0.7%


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK





















CUSIP No. 370442501                     Page 4 of 8 Pages




            DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
     CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
     CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE AND
     INVESTMENT ADVISOR (THE "BANK"), ARE FOR THE PURPOSE
     OF SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT
     OF 1934, OR FOR ANY OTHER PURPOSE, THE BENEFICIAL
     OWNER OF THE SECURITIES SET FORTH IN ITEM 4(a)(ii)
     HEREOF.

Item 1(a)    NAME OF ISSUER:

             General Motors Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:
             GM Building
             767 Fifth Avenue
             New York, NY  10153-0075

Item 2(a)    NAME OF PERSON FILING:

               Bankers Trust New York Corporation, and
               its wholly-owned subsidiary, Bankers
               Trust
Company, as Trustee for various trusts, and employee benefit plans, and investment advisor.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

          Bankers Trust New York Corporation,
Bankers Trust Company, as Trustee for various
trusts and employee benefit plans, and investment
advisor,
are corporations incorporated in the State of New York
with their principal business offices located in New
York.
CUSIP No. 370442501                     Page 5 of 8
Pages

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock - Class H (Par Value $0.10) of General Motors Corporation, a Delaware corporation.

Item 2(e)    CUSIP NUMBER:

             370442501

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

(g)   [X] Parent Holding Company, in accordance with
                Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b) [X] Bank as defined in section 3(a)(6) of the Act.

Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

      (i)      Bankers Trust Company          710,125

shares

     (ii)     Bankers Trust Company was also the record
owner of 14,661,785 shares held by the Bank
as Trustee of the GM Savings Stock Purchase Program for
Salaried employees in the U.S., Personal Savings Plan for
Hourly employees in the U.S., Hughes Aircraft Co.
Salaried Employees' Thrift and Savings Plan, Hughes
Aircraft Co. California Hourly Employees' Thrift and
Savings Plan, Hughes Aircraft Co.
Tucson Bargaining Employees' Savings and Thrift Plan,
Hughes Thrift & Savings Plan (the "Plan") with respect to
which the bank disclaims beneficial ownership. The Plan
states that each Plan participant shall have
CUSIP No. 370442501                     Page 6 of 8 Pages
               the right to direct the manner in which shares of common stock shall be voted at all stockholders' meetings.  The Department of
Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants' accounts and unvoted shares.
Since, in the view of the
Bank and Bankers Trust New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.

             (b)  Percent of Class:
             The common stock described in Item 4(a) above as to which the Bank acknowledges beneficial ownership constitutes the following:

                 Bankers Trust Company            0.7%
             The Common Stock as to which the Bank
disclaims beneficial ownership constitutes 14.8% of
               the Issuer's outstanding Common Stock.

             (c)  Number of shares as to which the Bank
                  has: (i)  sole power to vote or to
                  direct the
                        vote -
                 Bankers Trust Company        258,576
shares

                  (ii)  shared power to vote or to direct
the vote -
                 Bankers Trust Company            36
shares

                  (iii)  sole power to dispose or to
direct the disposition of -

                 Bankers Trust Company        710,053
shares


CUSIP No. 370442501                     Page 7 of 8 Pages


        (iv)  shared power to dispose or to direct
                  the disposition of -

                 Bankers Trust Company          72

shares Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A

CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON
BEHALF
OF ANOTHER PERSON:

             The Issuer's Plan, and various trusts, and employee benefit plans for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Item 7       IDENTIFICATION AND CLASSIFICATION OF
THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF
THE  GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.








CUSIP No. 370442501                     Page 8 of 8 Pages
Item 10      CERTIFICATION:



          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1996

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: Bankers Trust Company, As Trustee for various trusts, and employee benefit plans, and investment advisor.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary




                      EXHIBIT TO ITEM
7
The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                        Bankers Trust Company